Exhibit 99.1

Press Release

Nirsevimab delivers 83% reduction in RSV infant hospitalizations in a real-world clinical trial setting

•	HARMONIE Phase 3b data reinforce nirsevimab’s consistent and high efficacy against infant hospitalizations due to RSV

•

Data presented at ESPID add to the body of evidence demonstrating nirsevimab’s protection against RSV-related lower respiratory tract disease (LRTD) and confirm its favorable safety profile in multi-country, real-world conditions

Paris, May 12, 2023. New data from the HARMONIE Phase 3b clinical trial show an 83.21% (95% CI 67.77 to 92.04; P<0.001) reduction in hospitalizations due to RSV-related LRTD in infants under 12 months of age who received a single dose of nirsevimab, compared to infants who received no RSV intervention.1

The Hospitalized RSV Monoclonal Antibody Prevention (HARMONIE) study is a large, multi-country European interventional clinical trial aiming to determine the efficacy and safety of a single intramuscular dose of nirsevimab, with data collected in a real-world setting during the 2022-2023 RSV season.1 The trial recruited more than 8,000 infants and took place at nearly 250 sites across France, Germany and the United Kingdom. The data from HARMONIE were presented at the 41st Annual Meeting of the European Society for Paediatric Infectious Diseases (ESPID).

Thomas Triomphe

Executive Vice President, Vaccines, Sanofi

“This winter saw higher rates of RSV-related infant hospitalizations than during pandemic or pre-pandemic years. The HARMONIE data demonstrate the real-world impact nirsevimab has on pediatric hospitalizations, and illustrate its importance for infants, their families and public health.”

Dr Simon Drysdale

Consultant Pediatrician in Infectious Diseases at St. George’s University Hospital NHS Foundation Trust and Co-Chief Investigator of HARMONIE

“RSV-related chest infections lead to high numbers of infants under 12 months old being hospitalized every year. These data reinforce the potential public health benefit of nirsevimab in terms of helping to reduce the strain on hospitals caused each year by RSV.”

The data from HARMONIE also show that nirsevimab reduced the incidence of hospitalizations due to severe RSV-related LRTD (patients whose oxygen level is under 90% and require oxygen supplementation) by 75.71% (95% CI 32.75 to 92.91; P<0.001).1

Additionally, nirsevimab demonstrated a reduction of 58.04% (95% CI 39.69 to 71.19; P<0.001) in the incidence of all-cause LRTD hospitalization compared to infants who received no RSV intervention.1 This means the overall burden on healthcare systems could be reduced significantly if all infants receive nirsevimab. RSV-related direct medical costs, globally — including hospital, outpatient and follow-up care — were estimated at €4.82 billion in 2017.2

Throughout HARMONIE, nirsevimab maintained a favorable safety profile, consistent with the pivotal trial results.

About RSV

RSV is the most common cause of LRTD, including bronchiolitis and pneumonia, in infants.5-8 It is also a leading cause of hospitalization in all infants, with most hospitalizations for RSV occurring in healthy infants born at term.9-12 Globally, in 2019, there were approximately 33 million cases of acute lower respiratory infections leading to more than three million hospitalizations, and it was estimated that there were 26,300 in-hospital deaths of children younger than five years.12

About HARMONIE

The Hospitalized RSV Monoclonal Antibody Prevention (HARMONIE) study is a large European interventional clinical trial aiming to determine the efficacy and safety of a single intramuscular (IM) dose of nirsevimab (<5 kg 50 mg; ≥5 kg 100 mg), compared to no intervention (standard of care), for the prevention of hospitalizations due to RSV-related LRTD in infants under 12 months of age who are not eligible to receive palivizumab.

Sanofi and academic investigators worked together to design and deliver HARMONIE with digital solutions to minimize the burden on families, site staff and health systems. The trial opened at nearly 250 sites, supported by National Institute of Health Research infrastructure (UK), the PEDSTART network (France) and NETSTAP e.V.(Germany) and has recruited over 8000 infants.13 The primary efficacy data for HARMONIE were collected during the 2022-2023 RSV season.1 Participant follow-up will conclude at 12 months.

About Nirsevimab

Nirsevimab, a long-acting antibody designed for all infants for protection against RSV disease from birth through their first RSV season with a single dose, is being developed jointly by Sanofi and AstraZeneca. Nirsevimab has been developed to offer newborns and infants direct RSV protection via an antibody to help prevent medically attended lower respiratory tract infections caused by RSV. Monoclonal antibodies do not require the activation of the immune system to help offer timely, rapid and direct protection against the disease.14

Nirsevimab has been granted special designations to facilitate expedited development by several regulatory agencies around the world. These include Breakthrough Therapy Designation by The China Center for Drug Evaluation under the National Medical Products Administration; Breakthrough Therapy Designation from the U.S. Food and Drug Administration; access granted to the European Medicines Agency (EMA) PRIority MEdicines (PRIME) scheme; Promising Innovative Medicine designation by the UK Medicines and Healthcare products Regulatory Agency;15 and has been named “a medicine for prioritized development” under the Project for Drug Selection to Promote New Drug Development in Pediatrics by the Japan Agency for Medical Research and Development (AMED). The safety and efficacy of nirsevimab was evaluated under an accelerated assessment procedure by the EMA.

Nirsevimab has been granted marketing authorization in the European Union, the United Kingdom and Canada for the prevention of RSV lower respiratory tract disease in newborns and infants from birth through their first RSV season and is currently undergoing regulatory review in the U.S. In Canada, Beyfortus is also approved for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season.

In March 2017, Sanofi and AstraZeneca announced an agreement to develop and commercialize nirsevimab. Under the terms of the agreement, AstraZeneca leads development and manufacturing activities, and Sanofi leads commercialization activities and record revenues. Under the terms of the global agreement, Sanofi made an upfront payment of €120m, has paid development and regulatory milestones of €55m and will pay up to a further €440m upon achievement of certain regulatory and sales-related milestones. The two companies share costs and profits in all territories except in the US where Sanofi consolidate 100% of the economic benefits in its Business Operating Income.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

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Investor Relations

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Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

References

1.

Drysdale S, et al. Efficacy of nirsevimab against RSV lower respiratory tract infection hospitalization in infants: preliminary data from the HARMONIE phase 3b trial. Presented at 41st Annual Meeting of the European Society for Paediatric Infectious Diseases in Lisbon, 2023.

2.

Zhang S, et al. Cost of Respiratory Syncytial Virus-Associated Acute Lower Respiratory Infection Management in Young Children at the Regional and Global Level: A Systematic Review and Meta-Analysis. J Infect Dis. 2020;222(Suppl 7):S680-687.

3.

Madhi S, et al. Nirsevimab efficacy against RSV lower respiratory tract infection in preterm and term infants by subtype: pooled analysis of phase 2b and phase 3 melody trials. Presented at 41st Annual Meeting of the European Society for Paediatric Infectious Diseases in Lisbon, 2023.

4.

Aksyuk A, et al. Nirsevimab immunisation did not alter the distribution of non-RSV viruses relative to placebo in a pivotal Phase 3 clinical study (MELODY). Presented at 41st Annual Meeting of the European Society for Paediatric Infectious Diseases in Lisbon, 2023.

5.	R K. Respiratory Syncytial Virus Vaccines. Plotkin SA, Orenstein WA, Offitt PA, Edwards KM, eds Plotkin’s Vaccines 7th ed Philadelphia. 2018;7th ed. Philadelphia:943-9.
6.	Nair H, et al. Global burden of acute lower respiratory infections due to respiratory syncytial virus in young children: a systematic review and meta-analysis. Lancet. 2010;375(9725):1545-55.
7.

Shi T, et al. Global, regional, and national disease burden estimates of acute lower respiratory infections due to respiratory syncytial virus in young children in 2015: a systematic review and modelling study. Lancet. 2017;390(10098):946-958.

8.	Smith DK, et al. Respiratory Syncytial Virus Bronchiolitis in Children. Am Fam Physician. 2017;95(2):94-99.
9.	Hall CB, et al. Respiratory syncytial virus-associated hospitalizations among children less than 24 months of age. Pediatrics. 2013;132(2):e341-e348.

10.

Arriola CS, et al. Estimated Burden of Community-Onset Respiratory Syncytial Virus-Associated Hospitalizations Among Children Aged <2 Years in the United States, 2014-15. J Pediatric Infect Dis Soc. 2020;9(5):587-595.

11.	Rha B, et al. Respiratory Syncytial Virus-Associated Hospitalizations Among Young Children: 2015-2016. Pediatrics. 2020;146:e20193611.
12.

Li Y, et al. Global, regional, and national disease burden estimates of acute lower respiratory infections due to respiratory syncytial virus in children younger than 5 years in 2019: a systematic analysis. Lancet. 2022;399:92047–64.

13.

Faust S, et al. How did the HARMONIE trial recruit over 5000 infants in winter 2022/23? Defining a new model of collaboration for industry-sponsored clinical trials. Presented at 41st Annual Meeting of the European Society for Paediatric Infectious Diseases in Lisbon, 2023.

14.	Centers for Disease Control and Prevention. Vaccines & Immunizations. August 18, 2017. https://www.cdc.gov/vaccines/vac-gen/immunity-types.htm. Accessed May 2023.
15.

Precision vaccinations. Beyfortus (Nirsevimab) RSV Antibody 2023.
https://www.precisionvaccinations.com/vaccines/beyfortus-nirsevimab-rsv-antibody-2023#:~:text=November%204%2C%2020
22%20%2D%20AstraZeneca%20and,during%20their%20first%20RSV%20season. Accessed May 2023.